                                                                      Exhibit 12

                               HARSCO CORPORATION

               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                                                             YEARS ENDED DECEMBER 31
                                                -----------------------------------------------------------------------------
                                                   1996             1995             1994             1993             1992
                                                ---------        ---------        ---------        ---------        ---------
Consolidated Earnings:

   Pre-tax income from continuing
     operations (1)                             $ 195,345        $ 161,231        $ 146,089        $ 137,151        $ 140,576

   Add fixed charges computed below                26,181           33,121           37,982           23,879           22,425

   Net adjustments for equity companies            (9,410)          (4,320)            (134)            (363)            (454)

   Net adjustments for capitalized
     interest                                          --               --             (274)            (172)            (134)
                                                ---------        ---------        ---------        ---------        ---------
   Consolidated Earnings Available for
     Fixed Charges                              $ 212,116        $ 190,032        $ 183,663        $ 160,495        $ 162,413
                                                =========        =========        =========        =========        =========

Consolidated Fixed Charges:

   Interest expense per financial
     statements (2)                             $  21,483        $  28,921        $  34,048        $  19,974        $  18,882

   Interest expense capitalized                       131              134              338              332              355

   Portion of rentals (1/3) representing
     an interest factor                             4,567            4,066            3,596            3,573            3,188

   Interest expense for equity companies
     whose debt is guaranteed (3)                      --               --               --               --               --
                                                ---------        ---------        ---------        ---------        ---------
   Consolidated Fixed Charges                   $  26,181        $  33,121        $  37,982        $  23,879        $  22,425
                                                =========        =========        =========        =========        =========

Consolidated Ratio of Earnings to
   Fixed Charges                                     8.10             5.74             4.84             6.72             7.24
                                                =========        =========        =========        =========        =========

(1) 1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

(2)    Includes amortization of debt discount and expense.

(3) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1992 through 1996.